Standard Drilling, Inc.
1640 Terrace Way
Walnut Creek, CA  94597

telephone: (925) 938-0406

‘CORRESP’

October 13, 2009

Mail Stop 3561

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:	John Reynolds, Assistant Director
Yolanda Guobodia
Nasreen Mohammed, Assistant Chief Accountant
Edwin S. Kim
David Link, Senior Counsel

Re:	Standard Drilling, Inc. (the “Company”)
Form 10-K/A for fiscal year ended December 31, 2008
Filed August 25, 2009
File No. 000-51569

Ladies and Gentlemen:

The Company is in receipt of the staff’s letter of September 2, 2009 issuing comments on the foregoing report.  Following are the Company’s responses to such comments.  The Company has engaged M&K CPAs PLLC to both serve as its independent registered public accounting firm and to perform re-audits on its financial statements for the years ended December 31, 2008 and 2007.  At such time as these re-audits are complete the Company will file an amendment number 2 to its 2008 Form 10-K (“amended 2008 Form 10-K”).  Such amended 2008 Form 10-K will include the revised disclosure in accordance with the staff’s comments in its letter of September 2, 2009 as set forth below.

Form 10-K/A Filed on August 25, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 11

Liquidity and Capital Resources, page 13

1.
We note your response to comment three of our letter dated July 27, 2009 and revised disclosure regarding overhead costs, including expenses incurred for “reporting obligations.”  With a view to disclosure, advise us in qualitative and quantative terms of the causes for the increase in expenses other than non-cash items.  It appears that there was a material change in these costs from 2007 to 2008.

RESPONSE:  The amended 2008 Form 10-K will include disclosure in Liquidity and Capital Resources to include a qualitative and quantitative analysis of the significant components of the overhead costs. The increase in 2008 over the 2007 is due to the discontinuance of operations during the fourth quarter of 2007. Accordingly, the legal, accounting and management compensation prior to the discontinuation of operations were included in the loss from discontinued operations. The $74,854 of said fees incurred during the fourth quarter of 2007 resulted in a total of approximately $300,000 of expense when annualized. ($75,000*4 = $300,000).

2.
Also, with a view to disclosure, please provide further clarification in approximate, quantified terms of the expenses by general category, including “compliance with reporting obligations,” and “costs related to efforts to find a new business” in 2008.

RESPONSE:  The amended 2008 Form 10-K will also include expanded disclosure under Liquidity and Capital Resources to clarify and quantify the components of general and administrative expenses incurred in 2008 and projected for 2009.  Due to the fact that our financial statements for the 2008 fiscal year are currently being re-audited, the exact wording of this disclosure will not be finalized until such time as the audit is complete.

Executive Compensation, page 17

3.
We note your response to comment five of our letter dated July 27, 2009 and revised disclosure regarding the oral agreement and “consulting fees which represent compensation for his services.”  You also state, however, that “the amount of compensation paid is arbitrary.”  Revise future filings to describe the services provided in connection with the compensation.  For example, it is unclear what services Mr. Rector provided in connection with the $83,263 of compensation for 2008, or whether such amount was determined arbitrarily.  Please submit draft disclosure to be included in future reports.  We may have further comment.

RESPONSE: We intend to include the following disclosure in future filings regarding the compensation to Mr. Rector:

During the period ended September 30, 2009, we were billed for consulting and management services provided by Mr. David Rector in the amount $15,000. Mr. Rector supervises our securities filings and evaluates potential merger/acquisition opportunities. Mr. Rector invoices us for those services based upon the amount of time spent during the billing period at the rates he charges his other clients for similar services.

Note 8 - Discontinued Operations, page F-14

4.
We note your response to prior comment six regarding discontinued operations in which you sold substantially all of the company’s assets and associated and contingent liabilities to PBT Capital Partners, LLC, a private company whose sole shareholder was your former CEO, Mr. Tomlinson, in return for leaving not less than $839,068 of cash in the company and a note receivable from PBT in the amount of $600,000.  Additionally, we note that you wrote off the note receivable as collection of the note was deemed unlikely.  Moreover, you state that the Company has not been released from the liabilities assumed by PBT.  Therefore, it is unclear whether the risks of ownership of the drilling operations have been transferred to PBT.  Please provide your analysis of whether the transaction can be treated as a divesture for accounting purposes while the legal arrangement may be different.  See SAB Topic 5E question 2.

RESPONSE:  We have determined  that the transaction referenced above has been properly recorded as a divesture for accounting purposes as discussed in SFAS 144.  The liabilities mentioned in the footnote relate to potential tax obligations for which the Company had not obtained specific releases.  On September, 10, 2009 we received notification from Johnson County of unpaid taxes in the name of Standard Drilling.  The total liability is $211,199 plus interest that accrues at 6% annually.  We plan to file claims against PBT for the liability; however, recourse is not certain and the Company may be unable to recoup  the entire amount from PBT.   Accordingly, and as disclosed in our Current Report on Form 8-K as filed on October 12, 2009, our management has concluded that our financial statements for the years ended December 31, 2008 and 2007 could no longer be relied upon as a result of errors  related to our failure to record contingent liabilities of approximately $212,0000 and $199,000 at December 31, 2008 and 2007, respectively, related to potential tax liabilities associated with assets sold to PBT Capital Partners, LLC for which releases were not obtained in accordance with PBT Capital Partners, LLC’s obligations under the terms of the transaction.  The amended 2008 Form 10-K will include corrections in our financial statements to related to these contingent liabilities.

Liabilities surrounding the mining claims, which all include “failure to drill” penalties, have all been assigned to PBT with no recourse.  We believe that our financial statements accurately reflect the fact that the liabilities associated with the “failure to drill” provisions have been transferred to PBT and no liability, contingent or otherwise, need be recorded in association with them.

5.	Please disclose the carrying amount of the major classes of assets and liabilities included as part of the disposal, per paragraph 47(a) of SFAS 144.

RESPONSE:  We intend to revise the following footnote in our disclosure which will appear in our amended 2008 Form 10-K as noted below.

NOTE 6 – RELATED PARTY TRANSACTIONS

On September 24, 2007 the Company entered into an Asset Purchase Agreement with PBT Capital Partners, LLC. Under the terms of the Asset Purchase Agreement, PBT Capital Partners, LLC assumed substantially all of the Company's assets and associated and contingent liabilities in order to improve the financial position of the Company. As of the effective date of the Asset Purchase Agreement, the Company's existing and contingent liabilities exceeded the value of its assets.  A breakdown of the carrying amount of the major classes of assets and liabilities included as part of a disposal are detailed below.

ASSETS		LIABILITIES
Accounts receivable	486,610	Accounts payable	4,128,557
Prepaid expenses	503,776	Accrued expenses	2,711,385
Oil and gas properties	2,989,933	Note payable - related party	1,657,578
Drilling rigs and machinery	7,516,024
Office furniture and equipment	1,281,572
Accumulated depreciation	(30,307)
Deposits on rigs	8,974,689
Other Assets	77,896

Total Assets	21,800,193	Total Liabilities	8,497,520

The Asset Purchase Agreement is part of a plan of restructuring which the Company anticipates will allow it to raise additional capital and pursue new business opportunities. The Company’s Board of Directors will continue to evaluate the Company's strategic options.

PBT Capital Partners, LLC is a private company whose sole shareholder is Prentis B. Tomlinson, Jr., the Company's former Chairman and Chief Executive Officer, and is a related party as of the effective date of the transaction. The Asset Purchase Agreement created a $600,000 note receivable from PBT Capital Partners LLC to the Company which was to have been paid on or before December 31, 2007. The transaction was approved by the Company's independent directors. During 2008, the Company wrote-off the note receivable as uncollectible.

In conjunction with the Asset Purchase Agreement with PBT Capital Partners, sums owed by the Company under the Interim Credit Agreement, which totaled $833,389 as of September 24, 2007 were forgiven.

Item 9A.(T) Control and Procedure, page 14

6.
We note that you identified a material weakness related to segregation of duties.  In future filings please expand your disclosure to include planned or actionable remediation measures you intend to undertake to addresss your material weaknesses.  To the extent material, disclose the potential costs associated with your remediation efforts and the impact to the financial statements.

RESPONSE:  The amended 2008 Form 10-K will include the requested additional disclosure and the Company will add similar additional disclosure in future filings as requested.

We trust that the foregoing sufficiently responds to the staff’s letter of comment.  The Company acknowledges that:

Sincerely,

/s/ David S. Rector
David S. Rector
Chief Executive Officer